UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement of financial position as of September 30, 2018 and December 31, 2017, and related unaudited condensed consolidated interim statements of profit or loss, unaudited condensed consolidated interim statements of profit or loss and other comprehensive income, unaudited condensed consolidated interim statements of changes in stockholder’s equity and unaudited condensed consolidated interim statements of cash flows for the nine months ended September 30, 2018, 2017 and 2016

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position
September 30, 2018 and December 31, 2017
(In US$ thousand)

		September 30,	December 31,
		2018	2017
	Notes	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	4,5,18	792,952	672,048
Financial Instruments:
Securities at fair value through OCI	5,18	20,971	25,135
Securities at amortized cost, net	5,18	77,562	68,934
Loans	5,18	5,724,518	5,505,658
Less:
Allowance for expected credit losses	5	139,318	81,294
Unearned interest and deferred fees	5	7,357	4,985
Loans, net		5,577,843	5,419,379

Derivative financial instruments used for hedging – receivable	5,16,18	3,391	13,338

Investment properties, net	7	2,289	5,119

Property and equipment, net		6,692	7,420
Intangibles, net		1,798	5,425

Other assets:
Customers' liabilities under acceptances	18	24,232	6,369
Accrued interest receivable	18	45,367	30,872
Other assets	8	7,661	13,708
Total of other assets		77,260	50,949
Total assets		6,560,758	6,267,747

Liabilities and stockholders' equity
Deposits:	9,18
Noninterest-bearing - Demand		203	420
Interest-bearing - Demand		77,928	81,644
Time		2,699,404	2,846,780
Total deposits		2,777,535	2,928,844

Derivative financial instruments used for hedging – payable	5,16,18	26,394	34,943

Securities sold under repurchase agreement	5,10,18	39,767	-
Short-term borrowings and debt	11,18	1,237,603	1,072,723
Long-term borrowings and debt, net	11,18	1,423,952	1,138,844

Other liabilities:
Acceptances outstanding	18	24,232	6,369
Accrued interest payable	18	23,427	15,816
Allowance for expected credit losses on loan commitments and financial guarantees contracts	6	3,219	6,845
Other liabilities	12	15,678	20,551
Total other liabilities		66,556	49,581
Total liabilities		5,571,807	5,224,935

Stockholders' equity:
Common stock	14	279,980	279,980
Treasury stock	15	(61,076)	(63,248)
Additional paid-in capital in excess of assigned value of common stock	14	119,523	119,941
Capital reserves		95,210	95,210
Dymanic provision	22	108,756	108,756
Regulatory credit reserve	22	25	20,498
Retained earnings	22	444,959	479,712
Accumulated other comprehensive income (loss)	5,16	1,574	1,963
Total stockholders' equity		988,951	1,042,812
Total liabilities and stockholders' equity		6,560,758	6,267,747

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss
For the three and nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand, except earnings per share amounts)

		For the three months ended September 30,			For the nine months ended September 30,
	Notes	2018	2017	2016	2018	2017	2016

Interest income:
Deposits		3,129	2,995	1,142	9,293	7,818	3,206
Securities at fair value through OCI		150	124	457	416	420	1,956
Securities at amortized cost		599	474	688	1,605	1,448	2,261
Loans		61,142	51,457	60,530	173,062	160,594	177,025
Total interest income		65,020	55,050	62,817	184,376	170,280	184,448
Interest expense:
Deposits		16,767	12,510	5,329	47,160	30,310	14,970
Short and long-term borrowings and debt		20,957	14,643	17,668	55,441	48,296	51,954
Total interest expense		37,724	27,153	22,997	102,601	78,606	66,924

Net interest income		27,296	27,897	39,820	81,775	91,674	117,524

Other income (expense):
Fees and commissions, net		3,692	3,566	3,371	11,783	11,848	10,178
(Loss) gain on derivative financial instruments and foreign currency exchange		(1,554)	(616)	204	(404)	(12)	(135)
Gain (loss) per financial instrument at fair value through profit or loss		109	3	(324)	(233)	(706)	(4,091)
Gain (loss) on sale of securities at fair value through OCI	5	-	-	69	-	79	(246)
Gain (loss) on sale of loans	5	-	15	87	(625)	113	490
Loss on investment properties at fair value through profit or loss	7	(412)	-	-	(1,560)	-	-
Other income, net		564	201	150	1,209	810	1,057
Total other income, net		2,399	3,169	3,557	10,170	12,132	7,253

Total income		29,695	31,066	43,377	91,945	103,806	124,777

Expenses:
Impairment loss from expected credit losses on loans	5	53,568	362	5,077	62,509	9,981	17,186
Impairment loss (recovery) from expected credit losses on investment securities	5	-	75	(210)	(47)	(390)	276
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	5	1,566	215	(725)	(3,626)	(946)	(59)
Impairment loss in other assets	8	1,724	-	-	3,464	-	-
Loss on derecognition of intangible assets		2,705	-	-	2,705	-	-
Salaries and other employee expenses		5,213	5,842	6,230	21,390	20,306	19,008
Depreciation of equipment and leasehold improvements		315	384	376	957	1,171	1,039
Amortization of intangible assets		336	174	222	1,011	553	425
Other expenses		4,987	3,553	4,416	13,177	11,731	13,201
Total expenses		70,414	10,605	15,386	101,540	42,406	51,076
(Loss) profit for the period		(40,719)	20,461	27,991	(9,595)	61,400	73,701

(Loss) earnings per share:
Basic	13	(1.03)	0.52	0.72	(0.24)	1.56	1.89
Diluted	13	(1.03)	0.52	0.71	(0.24)	1.56	1.88
Weighted average basic shares	13	39,540	39,362	39,102	39,544	39,289	39,059
Weighted average diluted shares	13	39,540	39,413	39,225	39,544	39,319	39,178

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income
For the three and nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand)

		For the three months ended September 30,			For the nine months ended September 30,
	Notes	2018	2017	2016	2018	2017	2016

(Loss) profit for the period		(40,719)	20,461	27,991	(9,595)	61,400	73,701
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Change in fair value for revaluation by equity instrument to FVOCI, net of hedging	16	866	-	-	(1,653)	-	-

Items that are or may be reclassified subsequently to profit and loss:
Change in fair value for debt instrument revaluation, net of hedging	16	(2,304)	(759)	6,017	(2,221)	123	9,070
Reclasification adjustment for gains (losses) included in the loss or profit	16	1,998	2,449	(2,622)	4,693	935	(2,773)
Exchange difference in conversion of foreign operating currency		(1,071)	-	-	(1,208)	-	-

Other comprehensive income (loss)	16	(511)	1,690	3,395	(389)	1,058	6,297

Other comprehensive income (loss) for the period		(41,230)	22,151	31,386	(9,984)	62,458	79,998

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders's equity
For the nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Dynamic provision	Regulatory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	30,788	7,920	521,934	(10,681)	971,931
Profit for the period	-	-	-	-	-	-	73,701	-	73,701
Other comprehensive income	-	-	-	-	-	-	-	6,297	6,297
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	2,480	-	-	-	-	-	2,480
Exercised options and stock units vested	-	-	-	-	-	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-	-
Regulatory reserve	-	2,953	(1,387)	-	-	-	2,203	-	3,769
Dymanic provision	-	-	-	-	-	-	(10,244)	-	(10,244)
Dividends declared	-	-	-	-	-	-	(45,104)	-	(45,104)
Balances at September 30, 2016	279,980	(69,185)	120,011	95,210	30,788	7,920	542,490	(4,384)	1,002,829

Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	43,826	18,633	525,048	(2,801)	1,011,314
(Loss) profit for the period	-	-	-	-	-	-	61,400	-	61,400
Other comprehensive income (loss)	-	-	-	-	-	-	-	1,058	1,058
Issuance of restricted stock	-	1,259	(1,229)	-	-	-	-	-	30
Compensation cost - stock options and stock units plans	-	-	(38)	-	-	-	-	-	(38)
Exercised options and stock units vested	-	3,278	109	-	-	-	-	-	3,387
Repurchase of "Class B" and "Class E" common stock	-	(28)	-	-	-	-	-	-	(28)
Regulatory reserve	-	-	-	-	-	-	10,637	-	10,637
Dymanic provision	-	-	-	-	-	-	(63,566)	-	(63,566)
Dividends declared	-	-	-	-	-	-	(45,384)	-	(45,384)
Balances at September 30, 2017	279,980	(64,667)	119,436	95,210	43,826	18,633	488,135	(1,743)	978,810

Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	108,756	20,498	479,712	1,963	1,042,812
Profit for the period	-	-	-	-	-	-	(9,595)	-	(9,595)
Other comprehensive income	-	-	-	-	-	-	-	(389)	(389)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	587	-	-	-	-	-	587
Exercised options and stock units vested	-	3,355	254	-	-	-	-	-	3,609
Repurchase of "Class B" and "Class E" common stock	-	(2,442)	-	-	-	-	-	-	(2,442)
Regulatory reserve	-	-	-	-	-	(20,473)	20,473	-	-
Dymanic provision	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(45,631)	-	(45,631)
Balances at September 30, 2018	279,980	(61,076)	119,523	95,210	108,756	25	444,959	1,574	988,951

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows
For the nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand)

	2018	2017	2016

Cash flows from operating activities
(Loss) profit for the period	(9,595)	61,400	73,701
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Activities of derivative financial instruments used for hedging	1,929	(35,559)	(18,947)
Depreciation of equipment and leasehold improvements	957	1,171	1,039
Amortization of intangible assets	1,011	553	425
Loss for disposal of equipment and leasehold improvements	840	150	-
Loss for disposal of intangible assets	2,705	14	-
Loss on investment properties at fair value through profit or loss	1,560	-	-
Impairment loss from expected credit losses	58,836	8,645	17,408
(Loss) gain on sale of financial assets at fair value through OCI	-	(79)	246
Amortization of premium and discount related to securities at amortized cost	798	601	863
Gain on sale of property and equipment	18	-	-
Impairment loss on other assets	3,464	-	-
Compensation cost - share-based payment	587	(38)	2,480
Interest income	(184,376)	(170,280)	(184,453)
Interest expense	102,601	78,606	66,924
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	25,320	18,720	(3,385)
Financial instruments at fair value through profit or loss	-	-	53,383
Net decrease (increase) in loans	(216,489)	676,129	297,758
Other assets	(15,281)	(2,514)	4,044
Net increase (decrease) in operating liabilities:
Net increase due to depositors	(151,309)	200,157	330,536
Financial liabilities at fair value through profit or loss	-	(24)	(89)
Other liabilities	13,218	(15,842)	(16,850)
Cash provided by operating activities	(363,206)	821,810	625,083

Interest received	169,881	181,598	184,608
Interest paid	(94,990)	(77,018)	(62,640)
Net cash provided by operating activities	(288,315)	926,390	747,051

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(1,131)	(622)	(1,520)
Acquisition of intangible assets	(45)	(26)	(3,084)
Proceeds from the sale of investment property	1,270	-	-
Proceeds from the redemption of securities at fair value through OCI	3,244	-	77,286
Proceeds from the sale of securities at fair value through OCI	-	15,177	107,888
Proceeds from maturities of securities at amortized cost	6,324	14,240	43,212
Purchases of securities at fair value through OCI	-	-	(91,972)
Purchases of securities at amortized cost	(15,701)	(8,324)	(23,713)
Net cash provided by investing activities	(6,039)	20,445	108,097

Cash flows from financing activities:
Increase (decrease) net in short-term borrowings and debt and securities sold under repurchase agreements	204,647	(732,946)	(1,310,550)
Proceeds from long-term borrowings and debt	532,206	220,172	374,859
Repayments of long-term borrowings and debt	(247,098)	(639,114)	(425,301)
Dividends paid	(45,860)	(45,449)	(45,104)
Exercised stock options	3,609	3,387	1,566
Repurchase of common stock	(2,442)	(28)	-
Net cash used in financing activities	445,062	(1,193,978)	(1,404,530)

Increase (decrease) net in cash and cash equivalents	146,224	(251,383)	(548,475)
Cash and cash equivalents at beginning of the period	618,807	1,007,726	1,267,302
Cash and cash equivalents at end of the period	765,031	756,343	718,827

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representacao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representacao Ltda. on April 2016, being the former the extinct company under Brazilian law and prevailing the acquiring company Bladex Representacao Ltda.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information (continued)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 23, 2018.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These unaudited consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2017, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

2.2	Reclassification

Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the previously reported changes in net assets or equity.

3.	Summary of new significant accounting policies

3.1	Investment properties

Property and Land that is held for long-term rental yields, operating leases and/or for capital appreciation, and that is not occupied by the Bank, is classified as investment property. Investment property is measured initially at its cost, including related transaction costs and where applicable borrowing costs. After initial recognition, investment property is carried at fair value.

Fair value is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Bank uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections. Valuations are performed as of the financial position date by professional valuers who hold recognised and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated financial statements.

The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditure is capitalised to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Bank and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognised.

Changes in fair values are recognised in the income statement. Investment properties are derecognised when they have been disposed.

Where the Bank disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the income statement within from fair value adjustment on investment property.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of new significant accounting policies (continued)

3.1	Investment properties (continued)

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment. Its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

4.	Cash and cash equivalents

	September 30, 2018	December 31, 2017

Cash and due from banks	14,214	11,032
Interest-bearing deposits in banks	778,738	661,016
Total	792,952	672,048

Less:
Pledged deposits	27,921	53,241
Total cash and cash equivalents	765,031	618,807

The following table presents the details on interest-bearing deposits in banks and pledged deposits:

	September 30, 2018		December 31, 2017
	Amount	Range Interest rate	Amount	Range Interest rate
Interest-bearing deposits in banks:
Demand deposits(1)	778,738	0.41% a 5.61%	661,016	0.25% a 1.55%
Time deposits(2)	-	-	-	-
Total	778,738		661,016

Pledged deposits:
New York(3)	3,500	-	3,000	-
Panama(4)	24,421	2.18%	50,241	1.42%
Total	27,921		53,241

(1)	Demand deposits with bearing interest based on the daily rates determined by banks.
(2)	Time deposits “overnight” calculated on an average interest rate.
(3)	The New York Agency had a pledged deposit with the New York State Banking Department, as required by law since March 1994.
(4)	The Bank had pledged deposits to secure derivative financial instruments transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments

Financial instruments at fair value through other comprehensive income “FVOCI”

The amortized cost, related unrealized gross gain (loss) and fair value of financial instruments at fair value through other comprehensive income by country risk and type of debt are as follows:

Equity Investment at FVOCI

	September 30, 2018
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Equity investments (1)
Brazil	8,402	7,405	10,280	5,527
	8,402	7,405	10,280	5,527

Securities at FVOCI

	September 30, 2018
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Sovereign debt:
Brazil	2,946	-	135	2,811
Chile	5,147	-	136	5,011
Trinidad and Tobago	8,501	-	879	7,622
	16,594	-	1,150	15,444
	24,996	7,405	11,430	20,971

Equity Investment at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Equity investments (1)
Brazil	8,630	-	228	8,402
	8,630	-	228	8,402

Securities at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Sovereign debt:
Brazil	2,937	29	12	2,954
Chile	5,182	-	35	5,147
Trinidad and Tobago	8,843	-	211	8,632
	16,962	29	258	16,733
	25,592	29	486	25,135

(1)	Equity instruments were initially recognized at fair value. These equity instruments correspond to equity securities classified with the irrevocable option of changes in OCI.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

As of September 30, 2018, and as of December 31, 2017, there were no securities at fair value through other comprehensive income accounted for as secured financings.

The following table discloses those securities that had unrealized losses for a period less than 12 month and for 12 months or longer:

	September 30, 2018
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses

Sovereign debt	6,885	210	8,559	940	15,444	1,150
Total	6,885	210	8,559	940	15,444	1,150

	December 31, 2017
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses

Sovereign debt	5,147	35	9,616	223	14,763	258
Total	5,147	35	9,616	223	14,763	258

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	Three months ended September 30th
	2018	2017	2016
Realized gain on sale of securities	-	-	72
Realized loss on sale of securities	-	-	(3)
Net gain (loss) on sale of securities at fair value through other comprehensive income	-	-	69

	Nine months ended September 30th
	2018	2017	2016
Realized gain on sale of securities	-	667	7,544
Realized loss on sale of securities	-	(588)	(7,790)
Net gain (loss) on sale of securities at fair value through other comprehensive income	-	79	(246)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows:

Rating(1)	September 30, 2018	December 31, 2017
1-4	15,444	16,733
5-6	-	-
7	-	-
8	-	-
9	-	-
10	-	-
Total	15,444	16,733

(1)	Current ratings as of September 30, 2018 and December 31, 2017, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity are shown in the following tables:

	September 30, 2018		December 31, 2017
	Amortized cost	Fair value	Amortized cost	Fair value

Due within 1 year	-	-	-	-
After 1 year but within 5 years	16,594	15,444	16,962	16,733
After 5 years but within 10 years	-	-	-	-
	16,594	15,444	16,962	16,733

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

The significant changes in the gross carrying amount of securities at fair value through other comprehensive income during the period that contributed to changes in the allowance for expected credit loss, is provided at the table below:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2017	13,779	2,954	-	16,733
Transfer in book value to stage 2	-	-	-	-
Transfer in financial instruments with credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial instruments that have been derecognized during the period	(1,146)	(143)	-	(1,289)
Changes due to financial instruments recognized as of December 31, 2017	(1,146)	(143)	-	(1,289)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Gross carrying amount as of September 30, 2018	12,633	2,811	-	15,444

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2016	27,821	2,786	-	30,607
Transfer in book value to stage 2	-	-	-	-
Transfer in financial instruments with credit-impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial instruments that have been derecognized during the year	(14,042)	168	-	(13,874)
Changes due to financial instruments recognized as of December 31, 2016	(14,042)	168	-	(13,874)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Gross carrying amount as of December 31, 2017	13,779	2,954	-	16,733

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Securities at FVOCI (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income, which is recorded in equity under accumulated other comprehensive income (loss), is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	24	198	-	222
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(2)	4	-	2
Financial instruments that have been derecognized during the period	-	-	-	-
Changes due to financial instruments recognized as of December 31, 2017:	(2)	4	-	2
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of September 30, 2018	22	202	-	224

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	42	263	-	305
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(6)	(65)	-	(71)
Financial instruments that have been derecognized during the year	(12)	-	-	(12)
Changes due to financial instruments recognized as of December 31, 2016:	(18)	(65)	-	(83)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	24	198	-	222

(4)	12-month expected credit losses.
(5)	Lifetime expected credit losses.
(6)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt, excluding the amounts of allowance for expected credit losses are as follows:

	September 30, 2018
		Unrealized
	Amortized cost (1)	Gain	Loss	Fair value
Corporate debt:
Brazil	1,489	-	26	1,463
Mexico	6,787	-	9	6,778
Panama	12,805	27	-	12,832
	21,081	27	35	21,073

Sovereign debt:
Colombia	28,389	106	261	28,234
Mexico	19,944	-	663	19,281
Panama	8,295	-	24	8,271
	56,628	106	948	55,786
	77,709	133	983	76,859

	December 31, 2017
		Unrealized
	Amortized cost (2)	Gain	Loss	Fair value
Corporate debt:
Brazil	1,485	3	-	1,488
Panama	9,978	-	-	9,978
	11,463	3	-	11,466
Sovereign debt:
Colombia	29,006	67	16	29,057
Mexico	20,203	-	167	20,036
Panama	8,458	-	11	8,447
	57,667	67	194	57,540
	69,130	70	194	69,006

(1)	Amounts do not include allowance for expected credit losses of $147.
(2)	Amounts do not include allowance for expected credit losses of $196.

As of September 30, 2018, securities at amortized cost with a carrying value of $37 million, were pledged to secure repurchase transactions accounted for as secured financings. As of December 31, 2017, there were no securities at amortized cost accounted for as secured financial liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Securities at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity are shown in the following tables:

	September 30, 2018		December 31, 2017
	Amortized cost (1)	Fair value	Amortized cost (2)	Fair value

Due within 1 year	25,092	25,223	7,978	7,978
After 1 year but within 5 years	52,617	51,636	61,152	61,028
After 5 years but within 10 years	-	-	-	-
	77,709	76,859	69,130	69,006

(1)	Amounts do not include allowance for expected credit losses of $147.
(2)	Amounts do not include allowance for expected credit losses of $196.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(3)	September 30, 2018	December 31, 2017
1-4	76,220	57,667
5-6	1,489	11,463
7	-	-
8	-	-
9	-	-
10	-	-
Total	77,709	69,130

(3)	Current ratings as of September 30, 2018 and December 31, 2017, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Securities at amortized cost (continued)

The significant changes in the gross carrying amount of securities at amortized cost during the period that contributed to changes in the allowance for expected credit loss, is provided at the table below:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2017	67,645	1,485	-	69,130
Transfer in book value to stage 2	-	-	-	-
Transfer in financial instruments with credit impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial instruments that have been derecognized during the period	(7,363)	4	-	(7,359)
Changes due to financial instruments recognized as of December 31, 2017	(7,363)	4	-	(7,359)
New financial assets originated or purchased	15,938	-	-	15,938
Write-offs	-	-	-	-
Gross carrying amount as of September 30, 2018	76,220	1,489	-	77,709

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2016	65,154	12,687	-	77,841
Transfer in book value to stage 2	-	-	-	-
Transfer in financial instruments with credit impaired	-	-	-	-
Transfer in book value to stage 1	-	-	-	-
Financial instruments that have been derecognized during the year	(7,487)	(11,202)	-	(18,689)
Changes due to financial instruments recognized as of December 31, 2016	(7,487)	(11,202)	-	(18,689)
New financial assets originated or purchased	9,978	-	-	9,978
Write-offs	-	-	-	-
Gross carrying amount as of December 31, 2017	67,645	1,485	-	69,130

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	144	52	-	196
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(21)	(22)	-	(43)
Financial instruments that have been derecognized during the period	(50)	-	-	(50)
Changes due to financial instruments recognized as of December 31, 2017:	(71)	(22)	-	(93)
New financial assets originated or purchased	44	-	-	44
Allowance for expected credit losses as of September 30, 2018	117	30	-	147

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	99	503	-	602
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(16)	(29)	-	(45)
Financial instruments that have been derecognized during the year	(18)	(422)	-	(440)
Changes due to financial instruments recognized as of December 31, 2016:	(34)	(451)	-	(485)
New financial assets originated or purchased	79	-	-	79
Allowance for expected credit losses as of December 31, 2017	144	52	-	196

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Recognition and derecognition of financial assets

During the periods ended September 30, 2018, 2017 and 2016, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain (loss) on sale of loans” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

For the year ended September 30, 2018	71,667	(625)
For the year ended September 30, 2017	72,400	113
For the year ended September 30, 2016	146,975	490

Loans – at amortized cost

The following table set forth details of the Bank’s loan portfolio:

	September 30, 2018	December 31, 2017
Corporations:
Private	1,769,868	1,882,846
State-owned	840,632	723,267
Banking and financial institutions:
Private	2,452,756	2,083,795
State-owned	537,270	573,649
Middle-market companies:
Private	123,992	242,101
Total	5,724,518	5,505,658

The composition of the gross loan portfolio by industry is as follows:

	September 30, 2018	December 31, 2017
Banking and financial institutions	2,990,026	2,657,444
Industrial	838,352	772,238
Oil and petroleum derived products	749,270	735,413
Agricultural	512,735	501,241
Services	323,375	430,717
Mining	90,600	231,687
Others	220,160	176,918
Total	5,724,518	5,505,658

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

As of September 30, 2018, and December 31, 2017, the unearned discount interest and deferred fees amounted to $7,357 and $4,985, respectively.

Loans classified by borrower’s credit quality indicators are as follows:

September 30, 2018
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,321,449	613,743	2,122,932	332,395	56,351	4,446,870
5-6	364,443	226,889	329,824	204,875	32,641	1,158,672
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9	83,976	-	-	-	-	83,976
10	-	-	-	-	35,000	35,000
Total	1,769,868	840,632	2,452,756	537,270	123,992	5,724,518

December 31, 2017
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,336,032	563,877	1,729,592	361,236	147,212	4,137,949
5-6	523,055	159,390	354,203	212,413	59,889	1,308,950
7	-	-	-	-	-	-
8	23,759	-	-	-	-	23,759
9	-	-	-	-	-	-
10	-	-	-	-	35,000	35,000
Total	1,882,846	723,267	2,083,795	573,649	242,101	5,505,658

(1)	Current ratings as of September 30, 2018 and December 31, 2017, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

The following table provides a breakdown of loans by country risk:

	September 30, 2018	December 31, 2017
Country:
Argentina	541,010	294,613
Belgium	15,000	11,368
Bolivia	20,087	15,000
Brazil	1,175,590	1,019,466
Chile	158,991	170,827
Colombia	702,067	829,136
Costa Rica	312,215	356,459
Dominican Republic	273,560	249,926
Ecuador	175,845	94,315
El Salvador	54,895	55,110
Germany	22,500	37,500
Guatemala	253,345	309,024
Honduras	87,318	74,476
Jamaica	55,860	24,435
Luxembourg	19,985	19,924
Mexico	868,554	850,463
Nicaragua	24,953	29,804
Panama	540,394	500,134
Paraguay	124,917	59,536
Peru	135,932	211,846
Singapore	49,700	54,500
Switzerland	600	3,687
Trinidad and Tobago	111,200	175,000
United States of America	-	44,109
Uruguay	-	15,000
Total	5,724,518	5,505,658

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	September 30, 2018	December 31, 2017
Current:
Up to 1 month	818,382	846,993
From 1 month to 3 months	1,024,512	1,079,793
From 3 months to 6 months	918,042	1,175,801
From 6 months to 1 year	1,076,886	922,711
From 1 year to 2 years	534,189	392,456
From 2 years to 5 years	1,190,185	989,222
More than 5 years	43,346	39,923
	5,605,542	5,446,899

Delinquent	2,857	-
Impaired	116,119	58,759
Total	5,724,518	5,505,658

As of September 30, 2018, and December 31, 2017, the range of interest rates on loans fluctuates from 0.85% and 11.62% (2017: 1.35% y 11.52%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2018	December 31, 2017

Fixed interest rates	2,682,659	2,378,509
Floating interest rates	3,041,859	3,127,149
Total	5,724,518	5,505,658

As of September 30, 2018, and December 31, 2017, 80% and 85%, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit-impaired loans is detailed as follows:

	September 30, 2018			2018
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	83,976	6,248	62,620	40,480	745
Middle-market companies	35,000	35,000	26,588	35,000	3,838
Total	118,976	41,248	89,208	75,480	4,583

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

	December 31, 2017			2017
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	23,759	-	7,468	5,988	229
Middle-market companies	35,000	35,000	20,527	35,000	3,028
Total	58,759	35,000	27,995	40,988	3,257

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	Three months ended September 30,
	2018	2017	2016
Interest revenue calculated on the net carrying amount (net of credit allowance)	1,187	310	720

	Nine months ended September 30,
	2018	2017	2016
Interest revenue calculated on the net carrying amount (net of credit allowance)	2,151	1,173	1,561

The following table presents an aging analysis of the loan portfolio:

September 30, 2018
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	61,844	-	-	-	61,844	2,857	2,545,799	2,610,500
Banking and financial institutions	-	-	-	-	-	-	2,990,026	2,990,026
Middle-market companies	-	-	-	35,000	35,000	-	88,992	123,992
Total	61,844	-	-	35,000	96,844	2,857	5,624,817	5,724,518

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

December 31, 2017
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	-	-	-	2,606,113	2,606,113
Banking and financial institutions	-	-	-	-	-	-	2,657,444	2,657,444
Middle-market companies	-	-	-	35,000	35,000	-	207,101	242,101
Total	-	-	-	35,000	35,000	-	5,470,658	5,505,658

As of September 30, 2018, and December 31, 2017, the Bank had credit transactions in the normal course of business with 16% and 21%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all the Bank’s Corporate Governance and control procedures. As of September 30, 2018, and December 31, 2017, approximately 9% and 14%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of September 30, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Modified financial assets

The following table refer to modified financial assets, where modification does not result in de-recognition:

Modified financial assets (with loss allowance based on lifetime ECL) modified during the period	September 30, 2018	December 31, 2017
Gross carrying amount before modification	-	8,855
Loss allowance before modification	-	(3,344)
Net amortized cost before modification	-	5,511
Gross carrying amount after modification	-	4,484
Loss allowance after modification	-	(4,484)
Net amortized cost after modification	-	-

For the modified financial assets during the year 2017, were received other real estate owned for $ 5,119.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

The significant changes in the gross carrying amount of loans during the period that contributed to changes in the allowance for expected credit loss, is provided at the table below:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2017	4,839,227	607,672	58,759	5,505,658
Transfer in book value to stage 2	(38,654)	38,654	-	-
Transfer in Financial Instruments with credit-impaired	(5,714)	(61,845)	67,559	-
Transfer in book value to stage 1	39,560	(39,560)	-	-
Financial instruments that have been derecognized during the period	(3,746,902)	(325,637)	(2,858)	(4,075,397)
Changes due to financial instruments recognized as of December 31, 2017	(3,751,710)	(388,388)	64,701	(4,075,397)
New financial assets originated or purchased	4,298,741	-	-	4,298,741
Write-offs	-	-	(4,484)	(4,484)
Gross carrying amount as of September 30, 2018	5,386,258	219,284	118,976	5,724,518

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Gross carrying amount as of December 31, 2016	5,019,368	935,999	65,364	6,020,731
Transfer in book value to stage 2	(41,167)	41,167	-	-
Transfer in Financial Instruments with credit -impaired	-	(46,673)	46,673	-
Transfer in book value to stage 1	8,000	(8,000)	-	-
Financial instruments that have been derecognized during the year	(4,214,697)	(313,394)	(21,667)	(4,549,758)
Changes due to financial instruments recognized as of December 31, 2016	(4,247,864)	(326,900)	25,006	(4,549,758)
New financial assets originated or purchased	4,067,723	-	-	4,067,723
Write-offs	-	(1,427)	(31,611)	(33,038)
Gross carrying amount as of December 31, 2017	4,839,227	607,672	58,759	5,505,658

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Loans – at amortized cost (continued)

The allowances for expected credit losses related to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses	(109)	109	-	-
Transfer to credit impaired financial instruments	(111)	(7,864)	7,975	-
Transfer to 12-month expected credit losses	4,172	(4,172)	-	-
Net effect of changes in reserve for expected credit losses	(4,249)	(179)	57,721	53,293
Financial instruments that have been derecognized during the period	(13,889)	(8,042)	-	(21,931)
Changes due to financial instruments recognized as of December 31, 2017	(14,186)	(20,148)	65,696	31,362
New financial assets originated or purchased	31,146	-	-	31,146
Write-offs	-	-	(4,484)	(4,484)
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of September 30, 2018	36,781	13,329	89,208	139,318

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988
Transfer to lifetime expected credit losses	(672)	672	-	-
Transfer to credit-impaired financial instruments	-	(12,845)	12,845	-
Transfer to 12-month expected credit losses	1,428	(1,428)	-	-
Net effect of changes in reserve for expected credit losses	(2,900)	18,227	20,257	35,584
Financial instruments that have been derecognized during the year	(24,434)	(11,321)	(8,333)	(44,088)
Changes due to financial instruments recognized as of December 31, 2016	(26,578)	(6,695)	24,769	(8,504)
New financial assets originated or purchased	17,363	-	-	17,363
Write-offs	-	(1,427)	(32,126)	(33,553)
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes

Quantitative information on derivative financial instruments held for hedging purposes is as follows:

	September 30, 2018
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	433,500	414	(5,264)	(490)
Cross-currency swaps	227,353	518	(13,670)	11,080
Cash flow hedges:
Interest rate swaps	457,500	1,516	(2,785)	(968)
Cross-currency swaps	23,025	-	(663)	(1,542)
Foreign exchange forward	169,988	943	(3,974)	(11,640)
Net investment hedges:
Foreign exchange forward	5,012	-	(38)	(88)
Total	1,316,378	3,391	(26,394)	(3,648)

	December 31, 2017
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	367,500	-	(4,361)	(2,394)
Cross-currency swaps	306,961	3,672	(30,154)	15,900
Cash flow hedges:
Interest rate swaps	595,000	127	(428)	995
Cross-currency swaps	23,025	879	-	2,132
Foreign exchange forward	225,388	8,610	-	11,835
Net investment hedges:
Foreign exchange forward	9,243	50	-	181
Total	1,527,117	13,338	(34,943)	28,649

The hedging instruments presented in the tables above are in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	Three months ended September 30, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	42	Gain (loss) on interest rate swap	-	(3)
Cross-currency swaps	521	Gain (loss) on foreign currency exchange	-	(11)
		Interest income – loans	786	-
Foreign exchange forward	1,913	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	1,135	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(3,948)	-
Total	2,476		(2,027)	(14)

Derivatives – net investment hedge
Foreign exchange forward	303
Total	303

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,969)	Gain (loss) on interest rate swap	-	(3)
Cross-currency swaps	1,561	Gain (loss) on foreign currency exchange	-	(7)
		Interest income – loans	1,204	-
Foreign exchange forward	9,212	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	3,362	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(6,125)	-
Total	8,804		(1,559)	(10)

Derivatives – net investment hedge
Foreign exchange forward	(1,222)
Total	(1,222)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Three months ended September 30, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	145	Gain (loss) on interest rate swap	-	(122)
Cross-currency swaps	364	Gain (loss) on foreign currency exchange	-	(20)
		Interest income – loans	(2,068)	-
Foreign exchange forward	3,752	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	(1,444)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(1,074)	-
Total	4,261		(4,586)	(142)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(669)	Gain (loss) on interest rate swap	-	162
Cross-currency swaps	(968)	Gain (loss) on foreign exchange	-	23
		Interest income – loans	-	-
Forward foreign exchange	2,622	Interest income – securities at FVOCI	(2,355)	-
		Interest expenses – deposits	(4,276)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(19,649)	-
Total	985		(26,280)	185

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Three months ended September 30, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	784	Gain (loss) on interest rate swap	-	(265)
Cross-currency swaps	(1,776)	Gain (loss) on foreign exchange	-	(86)
		Interest income – loans	(1,371)	-
Forward foreign exchange	6,517	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	496	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(1,375)	-
Total	5,525		(2,250)	(351)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,674)	Gain (loss) on interest rate swap	-	(1,226)
Cross-currency swaps	(13)	Gain (loss) on foreign exchange	-	(60)
		Interest income – loans	-	-
Forward foreign exchange	4,641	Interest income – securities at FVOCI	-	-
		Interest income – loans	(3,127)	-
		Interest expenses – deposits	847	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	3,259	-
Total	2,954		979	(1,286)

For the agreements qualified as fair value hedge, the Bank recognized in the consolidated statement of profit or loss the gain (loss) on the derivative financial instruments and the gain (loss) of the hedged asset or liability related. The details as follows:

	Three months ended September 30, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	5	97	102
	Interest income – loans	(65)	870	805
	Interest expenses – borrowings and debt	(755)	(3,051)	(3,806)
	Derivative financial instruments and hedging	(3,732)	3,835	103
Cross-currency swaps	Interest income – loans	(151)	345	194
	Interest expenses – borrowings and debt	(107)	(2,658)	(2,765)
	Derivative financial instruments and hedging	(13,728)	10,850	(2,878)
Total		(18,533)	10,288	(8,245)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(16)	291	275
	Interest income – loans	(79)	1,030	951
	Interest expenses – borrowings and debt	(1,310)	(9,150)	(10,460)
	Derivative financial instruments and hedging	(7,157)	7,097	(60)
Cross-currency swaps	Interest income – loans	(639)	1,281	642
	Interest expenses – borrowings and debt	(9)	(7,193)	(7,202)
	Derivative financial instruments and hedging	(14,900)	13,162	(1,738)
Total		(24,110)	6,518	(17,592)

	Three months ended September 30, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(24)	100	76
	Interest income loans	-	2	2
	Interest expenses – borrowings and debt	236	(3,013)	(2,777)
	Derivative financial instruments and hedging	(743)	622	(121)
Cross-currency swaps	Interest income loans	(592)	903	311
	Interest expenses – borrowings and debt	638	(2,805)	(2,167)
	Derivative financial instruments and hedging	2,529	(1,694)	(835)
Total		2,044	(5,885)	(3,841)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(103)	377	274
	Interest income loans	(12)	160	148
	Interest expenses – borrowings and debt	1,212	(13,219)	(12,007)
	Derivative financial instruments and hedging	(150)	243	93
Cross-currency swaps	Interest income loans	(986)	1,619	633
	Interest expenses – borrowings and debt	1,381	(7,577)	(6,196)
	Derivative financial instruments and hedging	21,746	(22,379)	(633)
Total		23,088	(40,776)	(17,688)

	Three months ended September 30, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(145)	407	262
	Interest income loans	(128)	295	167
	Interest expenses – borrowings and debt	1,056	(7,067)	(6,011)
	Derivative financial instruments and hedging	(1,965)	2,531	566
Cross-currency swaps	Interest income loans	(128)	319	191
	Interest expenses – borrowings and debt	86	(1,911)	(1,825)
	Derivative financial instruments and hedging	1,355	(1,243)	112
Total		131	(6,669)	(6,538)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

	Nine months ended September 30, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(507)	1,243	736
	Interest income loans	(265)	1,803	1,538
	Interest expenses – borrowings and debt	3,945	(21,193)	(17,248)
	Derivative financial instruments and hedging	(3,369)	4,329	960
Cross-currency swaps	Interest income loans	(265)	673	408
	Interest expenses – borrowings and debt	50	(4,383)	(4,333)
	Derivative financial instruments and hedging	(2,358)	1,970	(388)
Total		(2,769)	(15,558)	(18,327)

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	September 30, 2018
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	65,794	(199)	Loans
Issuances	(347,398)	7,296	Short and long-term borrowings and debt

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,060	(761)	Securities at FVOCI
Loans	11,735	(494)	Loans
Issuances	(200,724)	13,656	Short and long-term borrowings and debt

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2017
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	-	-	Loans
Issuances	355,000	(4,411)	Short and long-term borrowings and debt

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,369	(32)	Securities at FVOCI
Loans	25,027	744	Loans
Issuances	(249,328)	(2,301)	Short and long-term borrowings and debt

The following tables details the profile of the timing of the nominal amount of the hedging instrument:

	September 30, 2018
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	-	-	-	-
31 to 60 days	-	77,500	-	77,500
61 to 90 days	-	-	-	-
91 to 180 days	52,103	165,000	-	217,103
181 to 365 days	94,324	96,500	73,193	264,017
1 to 2 years	101,884	463,000	-	564,884
2 to 5 years	3,964	89,000	31,142	124,106
More than 5 years	-	-	68,768	68,768
Total	252,275	891,000	173,103	1,316,378

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

Analysis of maturity of the derivatives by type of risk covered:

	December 31, 2017
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	69,459	-	-	69,459
31 to 60 days	26,104	-	-	26,104
61 to 90 days	1,729	185,000	16,821	203,550
91 to 180 days	16,567	137,500	-	154,067
181 to 365 days	68,952	202,500	8,127	279,579
1 to 2 years	178,331	21,500	73,193	273,024
2 to 5 years	4,413	416,000	24,872	445,285
More than 5 years	-	-	76,049	76,049
Total	365,555	962,500	199,062	1,527,117

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 5.4 years.

The Bank recognized the lifetime associated cost of the foreign exchange forward agreements into interest income, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at its’ maturity. The Bank estimates that approximately $190, are expected to be reclassified into profit or loss during the twelve-month year ending September 30, 2019.

The Bank recognized the lifetime associated cost of the foreign exchange forward agreements into interest expense, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at its’ maturity. The Bank estimates that approximately $2,899, are expected to be reclassified into profit or loss during the twelve-month year ending September 30, 2019.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Derivative financial instruments for hedging purposes (continued)

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

September 30, 2018
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	3,391	-	3,391	-	(2,188)	1,203
Total	3,391	-	3,391	-	(2,188)	1,203

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

December 31, 2017
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338	-	(22,304)	(8,966)
Total	13,338	-	13,338	-	(22,304)	(8,966)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	September 30, 2018
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	3,391	-	3,391
Total	3,391	-	3,391

	December 31, 2017
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338
Total	13,338	-	13,338

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

September 30, 2018
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative financial instruments used for hedging – payable – at fair value	26,394	-	26,394	-	(24,421)	1,973
Total	26,394	-	26,394	-	(24,421)	1,973

December 31, 2017
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943	-	(50,241)	(15,298)
Total	34,943	-	34,943	-	(50,241)	(15,298)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	September 30, 2018
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Derivative financial instruments:
Derivative financial instruments used for hedging – payable – at fair value	26,394	-	26,394
Total derivative financial instruments	26,394	-	26,394

	December 31, 2017
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Derivative financial instruments:
Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943
Total derivative financial instruments	34,943	-	34,943

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans commitments and financial guarantees contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loans commitments and financial guarantees contracts. These instruments involve, to varying degrees, elements of credit and market risk more than the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loans commitments and financial guarantees contracts are as follows:

	September 30, 2018	December 31, 2017
Confirmed letters of credit	194,891	273,449
Stand-by letters of credit and guaranteed – Commercial risk	145,401	168,976
Credit commitments	215,548	45,578
Total	555,840	488,003

The remaining maturity profile of the Bank’s outstanding loans commitments and financial guarantees contracts is as follows:

Maturities	September 30, 2018	December 31, 2017
Up to 1 year	433,239	457,168
From 1 to 2 years	46,888	257
From 2 to 5 years	75,713	30,000
More than 5 years	-	578
Total	555,840	488,003

Loans commitments and financial guarantees contracts classified by issuer’s credit quality indicators are as follows:

Rating(1)	September 30, 2018	December 31, 2017
1-4	331,602	151,934
5-6	224,238	336,069
7	-	-
8	-	-
9	-	-
10	-	-
Total	555,840	488,003

(1)	Current ratings as of September 30, 2018 and December 31, 2017, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	September 30, 2018	December 31, 2017
Country:
Argentina	45,652	7,546
Bolivia	200	200
Brazil	50,000	-
Canada	422	425
Chile	-	15,000
Colombia	76,634	91,020
Costa Rica	44,872	19,848
Dominican Republic	16,500	-
Ecuador	44,872	252,800
El Salvador	176,219	767
Guatemala	4,900	11,788
Honduras	11,700	890
Mexico	550	35,643
Panama	30,114	31,260
Paraguay	96,150	22
Peru	-	17,618
Uruguay	1,927	3,176
Total	555,840	488,003

Letters of credit and guarantees

The Bank, on behalf of its client’s base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The allowances for expected credit losses related to loans commitments and financial guarantees contracts are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	16	(16)	-	-
Net effect of changes in reserve for expected credit loss	6	(3,893)	-	(3,887)
Financial instruments that have been derecognized during the period	(1,178)	(1,473)	-	(2,651)
Changes due to instruments recognized as of December 31, 2017:	(1,156)	(5,382)	-	(6,538)
New instruments originated or purchased	2,912	-	-	2,912
Allowance for expected credit losses as of September 30, 2018	3,114	105	-	3,219

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776
Transfer to lifetime expected credit losses	(1)	1	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(54)	853	-	799
Financial instruments that have been derecognized during the year	(971)	-	-	(971)
Changes due to instruments recognized as of December 31, 2016:	(1,026)	854	-	(172)
New instruments originated or purchased	1,241	-	-	1,241
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The reserve for expected credit losses on loans commitments and financial guarantees contracts reflects the Bank’s Management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Investment Properties

Investment properties are measured at fair value through profit or loss. The gains and losses resulting from fair value adjustments are recognized in the consolidated statements of profit or loss. A summary as follows:

	September 30, 2018
	Carrying amount	Gross gain	Gross loss	Fair value
Investment Properties (1)
Paraguay	5,119	1,270	1,560	2,289
	5,119	1,270	1,560	2,289

	December 31, 2017
	Initial recognition	Gross gain	Gross loss	Fair value
Investment Properties (1)
Paraguay	5,119	-	-	5,119
	5,119	-	-	5,119

(1)	Other real estate owned as dation in payment.

8.	Other assets

Following is a summary of other assets:

	September 30, 2018	December 31, 2017
Accounts receivable	4,219	6,793
IT projects under development (1)	394	1,405
Other (2)	3,048	5,510
	7,661	13,708

(1)	As of September 30, 2018 the Bank derecognized the amount of $0.8 million related to a IT projects under development, outstanding as of December 31, 2017, in the consolidated financial statement of profit or loss as Impairment loss in Other Assets.

(2)	As of September 30, 2018 the Bank derecognized the amount of $1.7 million related to a leasing under development, outstanding as of December 31, 2017, in the consolidated financial statement of profit or loss as Impairment loss in Other Assets.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Deposits

The maturity profile of the Bank’s deposits is as follows:

	September 30, 2018	December 31, 2017
Demand	78,131	82,064
Up to 1 month	1,107,071	1,147,772
From 1 month to 3 months	233,927	492,205
From 3 months to 6 months	640,811	411,159
From 6 months to 1 year	541,500	571,500
From 1 year to 2 years	85,541	76,422
From 2 years to 5 years	90,554	147,722
	2,777,535	2,928,844

The following table presents additional information regarding the Bank’s deposits:

	September 30, 2018	December 31, 2017
Aggregate amounts of time deposits of $100,000 or more	2,777,311	2,928,425
Aggregate amounts of deposits in the New York Agency	250,807	266,158

	Three months ended September 30th
	2018	2017	2016
Interest expense paid to deposits in the New York Agency.	1,653	966	576

	Nine months ended September 30th
	2018	2017	2016
Interest expense paid to deposits in the New York Agency.	4,202	2,524	1,429

10.	Securities sold under repurchase agreements

As of September 30, 2018, the Bank has financing transactions under repurchase agreements for $39.8 million.

As of December 31, 2017, the Bank does not have financing transactions under repurchase agreements.

During the periods ended September 30, 2018 and September 30, 2016, interest expense related to financing transactions under repurchase agreements totaled $324 and $809 thousand, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term and long-term borrowings and debt line in the consolidated statements of profit or loss. As of September 30, 2017, the Bank did not incur in any interest expense generated by financial liabilities under repurchase agreements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Borrowings and debt

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	September 30, 2018	December 31, 2017
Short-term Borrowings:
At fixed interest rates	240,499	429,069
At floating interest rates	948,974	633,154
Total borrowings	1,189,473	1,062,223
Short-term Debt:
At fixed interest rates	2,700	10,500
At floating interest rates	45,430	-
Total debt	48,130	10,500
Total short-term borrowings and debt	1,237,603	1,072,723

Average outstanding balance during the period	890,343	710,021
Maximum balance at any month-end	1,237,603	1,072,723
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.95% to 2.92%	1.60% to 1.95%
Range of floating interest rates on borrowing in U.S. dollars	2.32% to 2.99%	1.77% to 2.08%
Range of fixed interest rates on borrowing in Mexican pesos	8.40% to 8.80%	7.92%
Range of floating interest rate on borrowing in Mexican pesos	8.40% to 8.51%	7.68% to 7.89%
Weighted average interest rate at end of the period	3.16%	2.16%
Weighted average interest rate during the period	2.91%	1.66%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	September 30, 2018	December 31, 2017
Currency
US dollar	1,110,000	1,044,500
Mexican peso	127,603	28,223
Total	1,237,603	1,072,723

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Borrowings and debt (continued)

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, and prepaid commission of $4,022 and $4,211 as of September 30, 2018 and December 31, 2017, respectively, are as follows:

	September 30, 2018	December 31, 2017
Long-term Borrowings:
At fixed interest rates with due dates from October 2018 to February 2022	66,942	44,011
At floating interest rates with due dates from August 2019 to August 2023	746,206	379,000
Total borrowings	813,148	423,011
Long-term Debt:
At fixed interest rates with due dates from June 2019 to March 2024	499,679	532,305
At floating interest rates with due dates from April 2019 to June 2023	115,147	187,739
Total long-term debt	614,826	720,044
Total long-term borrowings and debt	1,427,974	1,143,055
Less: Prepaid commission	(4,022)	(4,211)
Total long-term borrowings and debt, net	1,423,952	1,138,844

Net average outstanding balance during the period	1,167,928	1,477,788
Maximum outstanding balance at any month – end	1,427,974	2,010,078
Range of fixed interest rates on borrowing and debt in U.S. dollars	2.25% to 3.20%	1.35% to 3.25%
Range of floating interest rates on borrowing and debt in U.S. dollars	2.85% to 3.25%	2.61% to 3.01%
Range of fixed interest rates on borrowing in Mexican pesos	5.25% to 9.09%	4.89% to 9.09%
Range of floating interest rates on borrowing and debt in Mexican pesos	9.21% to 9.36%	7.99% to 8.00%
Range of fixed interest rate on debt in Japanese yens	0.46%	0.46% to 0.81%
Range of fixed interest rate on debt in Euros	3.75%	3.75%
Range of fixed interest rate on debt in Australian dollar	3.38% to 3.77%	3.33%
Weighted average interest rate at the end of the period	4.26%	3.60%
Weighted average interest rate during the period	4.01%	3.43%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commission, are as follows:

	September 30, 2018	December 31, 2017
Currency
US dollar	1,121,010	753,981
Mexican peso	154,294	206,750
Japanese yen	70,280	98,711
Euro	60,713	60,178
Australian dollar	21,677	23,435
Total	1,427,974	1,143,055

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2018, the Bank was in compliance with all covenants.

The future payments of long-term borrowings and debt outstanding as of September 30, 2018, are as follows:

Payments	Outstanding

2018	3,334
2019	259,761
2020	487,909
2021	478,857
2022	74,900
2023	62,500
2024	60,713
1,427,974

12.	Other liabilities

Following is a summary of other liabilities:

	September 30, 2018	December 31, 2017
Accruals and other accumulated expenses	1,660	8,018
Accounts payable	5,815	9,307
Others	8,203	3,226
	15,678	20,551

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30th
	2018	2017	2016
(Thousands of U.S. dollars)
(Loss) profit for the period	(40,719)	20,461	27,991

(U.S. dollars)
Basic (loss) earnings per share	(1.03)	0.52	0.72
Diluted (loss) earnings per share	(1.03)	0.52	0.71

(Share units)
Weighted average common shares outstanding - applicable to basic	39,540	39,362	39,102

Effect of diluted securities:
Stock options and restricted stock units plan	-	51	123
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,540	39,413	39,225

	Nine months ended September 30th
	2018	2017	2016
(Thousands of U.S. dollars)
(Loss) profit for the period	(9,595)	61,400	73,701

(U.S. dollars)
Basic (loss) earnings per share	(0.24)	1.56	1.89
Diluted (loss) earnings per share	(0.24)	1.56	1.88

(Share units)
Weighted average common shares outstanding - applicable to basic	39,544	39,289	39,059

Effect of diluted securities:
Stock options and restricted stock units plan	-	30	119
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,544	39,319	39,178

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Capital and additional paid-in capital in excess

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-years ended September 30, 2018, 2017and 2016:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Conversions	-	-	-	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	68,409	-	68,409
Restricted stock units – vested	-	-	65,358	-	65,358
Outstanding at September 30, 2016	6,342,189	2,474,469	30,343,014	-	39,159,672

Outstanding at January 1, 2017	6,342,189	2,474,469	30,343,390	-	39,160,048
Conversions		(64,663)	64,663		-
Repurchase common stock	-	(1,000)	-	-	(1,000)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	77,995	-	77,995
Restricted stock units – vested	-	-	70,519	-	70,519
Outstanding at September 30, 2017	6,342,189	2,408,806	30,613,567	-	39,364,562

Outstanding at January 1, 2018	6,342,189	2,408,806	30,677,840	-	39,428,835
Conversions	-	(64,386)	64,386	-	-
Repurchase common stock	-	(99,193)	(64)	-	(99,257)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	102,918	-	102,918
Restricted stock units – vested	-	-	49,055	-	49,055
Outstanding at September 30, 2018	6,342,189	2,245,227	30,951,135	-	39,538,551

Additional paid-in capital in excess

As of September 30, 2018, and December 31, 2017, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Treasury stock

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(68,409)	(1,510)	(68,409)	(1,510)
Restricted stock units – vested	-	-	-	-	(65,358)	(1,443)	(65,358)	(1,443)
Outstanding at September 30, 2016	318,140	10,708	589,174	16,242	1,912,853	42,235	2,820,167	69,185

Outstanding at January 1, 2017	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176
Repurchase of common stock	-	-	1,000	28	-	-	1,000	28
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(77,995)	(1,721)	(77,995)	(1,721)
Restricted stock units – vested	-	-	-	-	(70,519)	(1,557)	(70,519)	(1,557)
Outstanding at September 30, 2017	318,140	10,708	590,174	16,270	1,709,963	37,689	2,615,277	64,667

Outstanding at January 1, 2018	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248
Repurchase of common stock	-	-	99,193	2,441	64	1	99,257	2,442
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(102,918)	(2,272)	(102,918)	(2,272)
Restricted stock units - vested	-	-	-	-	(49,055)	(1,083)	(49,055)	(1,083)
Outstanding at September 30, 2018	318,140	10,708	689,367	18,711	1,433,781	31,657	2,441,288	61,076

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Accumulated other comprehensive income (loss)

The breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment	Total
Balance as of January 1, 2016	(8,931)	(1,750)	-	(10,681)
Change in fair value for revaluation by debt instrument to FVOCI, net of hedging	6,933	2,137	-	9,070
Reclassification adjustment for (gains) loss included in the loss or profit (1)	1,317	(4,090)	-	(2,773)
Other comprehensive income (loss) from the period	8,250	(1,953)	-	6,297
Balance as of September 30, 2016	(681)	(3,703)	-	(4,384)

Balance as of January 1, 2017	(853)	(1,948)	-	(2,801)
Change in fair value for revaluation by debt instrument to FVOCI, net of hedging	330	(207)	-	123
Reclassification adjustment for (gains) loss included in the loss or profit (1)	172	760	-	935
Other comprehensive income (loss) from the period	505	553	-	1,058
Balance as of September 30, 2017	(348)	(1,395)	-	(1,743)

Balance as of January 1, 2018	(385)	858	1,490	1,963
Change in fair value for revaluation by debt instrument to FVOCI, net of hedging	(688)	(1,533)	-	(2,221)
Change in fair value for revaluation by equity instrument to FVOCI, net of hedging	(2,816)	1,163	-	(1,653)
Reclassification adjustment for (gains) loss included in the loss or profit (1)	(37)	4,730	-	4,693
Exchange difference in conversion of foreign operating currency	-	-	(1,208)	(1,208)
Other comprehensive income (loss) from the period	(3,541)	4,360	(1,208)	(389)
Balance as of September 30, 2018	(3,926)	5,218	282	1,573

(1)	Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous periods.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

Three months ended September 30, 2018
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	-	Net gain on sale of securities at FVOCI
	-	Derivative financial instruments and hedging
-

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(786)	Interest income – loans
	742	Interest expense – borrowings and deposits
	(1,957)	Net gain (loss) on foreign currency exchange
Interest rate swaps	3	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency interest rate swap
(1,998)

Nine months ended September 30, 2018
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	-	Net gain on sale of securities at FVOCI
	38	Derivative financial instruments and hedging
38

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,950)	Interest income – loans
	(1,485)	Interest expense – borrowings and deposits
	(1,290)	Net gain (loss) on foreign currency exchange
Interest rate swaps	(5)	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency interest rate swap
(4,730)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Accumulated other comprehensive income (loss) (continued)

Three months ended September 30, 2017
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	-	Net gain on sale of securities at FVOCI
	(3)	Derivative financial instruments and hedging
(3)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(2,068)	Interest income – loans
	76	Interest expense – borrowings and deposits
	(332)	Net gain (loss) on foreign currency exchange
Interest rate swaps	(122)	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency interest rate swap
(2,446)

Nine months ended September 30, 2017
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	(144)	Net gain on sale of securities at FVOCI
	(31)	Derivative financial instruments and hedging
	(175)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(6,097)	Interest income – loans
	(1,174)	Interest expense – borrowings and deposits
	6,414	Net gain (loss) on foreign currency exchange
Interest rate swaps	92	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	5	Net gain (loss) on cross-currency interest rate swap
	(760)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Accumulated other comprehensive income (loss) (continued)

Three months ended September 30, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	168	Net gain on sale of securities at FVOCI
	185	Derivative financial instruments and hedging
	353

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,414)	Interest income – loans
	470	Interest expense – borrowings and deposits
	2,528	Net gain (loss) on foreign currency exchange
Interest rate swaps	264	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	421	Net gain (loss) on cross-currency interest rate swap
	2,269

Nine months ended September 30, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	(800)	Net gain on sale of securities at FVOCI
	(517)	Derivative financial instruments and hedging
	(1,317)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(3,168)	Interest income – loans
	878	Interest expense – borrowings and deposits
	5,022	Net gain (loss) on foreign currency exchange
Interest rate swaps	870	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	488	Net gain (loss) on cross-currency interest rate swap
	4,090

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis. The Chief Operating Decision Maker (CODM), represented by the Chief Executive Officer (CEO) and the Executive Committee reviews internal management reports from each division at least quarterly. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans at amortized cost, acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include net interest income from loans at amortized cost, fee income, gain on sale of loans at amortized cost, impairment loss from expected credit losses on loans at amortized cost, impairment loss from expected credit losses on loan commitments and financial guarantee contracts, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Periods ended September 30th
	2018(1)	2017(1)	2016(1)
Commercial
Interest income	173,062	160,594	177,025
Less:
Interest expense	91,631	68,947	71,645
Net interest income	81,431	91,647	105,380
Net other income (2)	10,683	12,410	11,632
Total income	92,114	104,057	117,012
Less:
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	58,883	9,035	17,127
Impairment loss in other assets	2,118	-	-
Expenses, less impairment loss from expected credit losses	28,119	26,217	25,412
Profit for the period	2,994	68,805	74,474
Commercial assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (3 and 5)	5,717,161	5,337,353	6,384,687
Other assets and loan commitments and financial guarantee contracts (4)	580,072	362,919	367,003
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	6,297,233	5,700,272	6,751,690

Treasury
Interest income	11,314	9,686	7,423
Less:
Interest expense	10,970	9,659	4,721
Net interest income	344	27	12,144
Net other income (2)	(513)	(278)	(4,379)
Total income	(169)	(251)	7,765
Less:
(Recovery) impairment loss for expected credit losses on investment securities	(47)	390	(276)
Expenses, less impairment loss for expected credit losses	8,416	7,544	8,261
Profit (loss) for the period	(8,538)	(7,405)	(773)
Treasury assets (end of period balances):
Interest-earning assets (3 and 5)	886,105	887,149	900,127
Total interest-earning assets	886,105	887,149	900,127

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information (continued)

	Periods ended September 30th
Combined business segment total	2018(1)	2017(1)	2016(1)

Interest income	184,376	170,280	184,448
Less:
Interest expense	102,601	78,606	66,924
Net interest income	81,775	91,674	117,524
Net other income (2)	10,170	12,132	7,253
Total income	91,945	103,806	124,777
Less:
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	58,883	9,035	17,127
(Recoveries) impairment loss from expected credit losses on investment securities	(47)	(390)	276
Impairment loss in other assets	2,118	-	-
Expenses, less impairment loss from expected credit losses	36,535	33,761	33,673
(Loss) profit for reportable segments	(5,544)	61,400	73,701

Unallocated disposal of intangible and other assets (6)	(4,051)	-	-
(Loss) profit for the period	(9,595)	61,400	73,701

	September 30, 2018	December 31, 2017
Total assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (3 and 5)	6,603,266	6,258,584
Other assets and loan commitments and financial guarantee contracts (4)	580,072	493,794
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	7,183,338	6,752,378

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income consists of other income including gains on sale of loans, gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes deposits and loans, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, loans commitments and financial guarantees contracts.
(5)	Includes cash and cash equivalents, interest-bearing deposits with banks, financial instruments at fair value through OCI, financial instruments at amortized cost and financial instruments at fair value through profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Business segment information (continued)

	September 30, 2018	December 31, 2017
Reconciliation of total assets:
Interest-earning assets – business segment	6,603,266	6,258,584
Equity investment	5,527	8,402
Allowance for expected credit losses on loans	(139,318)	(81,294)
Allowance for expected credit losses on securities at amortized cost	(147)	(196)
Investment properties, net	2,289	5,119
Customers’ liabilities under acceptances	24,232	6,369
Intangibles, net	1,798	5,425
Accrued interest receivable	45,367	30,872
Property and equipment, net	6,692	7,420
Derivative financial instruments used for hedging - receivable	3,391	13,338
Other assets	7,661	13,708
Total assets – condensed consolidated interim financial statement	6,560,758	6,267,747

18.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	September 30, 2018
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Equity investments	5,527	-	-	5,527
Sovereign debt (1)	15,444	-	-	15,444
Total securities at fair value through OCI	20,971	-	-	20,971
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	1,930	-	1,930
Cross-currency interest rate swaps	-	518	-	518
Foreign exchange forward	-	943	-	943
Total derivative financial instrument used for hedging – receivable	-	3,391	-	3,391
Total financial assets at fair value	20,971	3,391	-	24,362

Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	8,049	-	8,049
Cross-currency interest rate swaps	-	14,333	-	14,333
Foreign exchange forward	-	4,012	-	4,012
Total derivative financial instruments used for hedging – payable	-	26,394	-	26,394
Total financial liabilities at fair value	-	26,394	-	26,394

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

	December 31, 2017
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Equity investments	8,402	-	-	8,402
Sovereign debt (1)	16,733	-	-	16,733
Total securities at fair value through OCI	25,135	-	-	25,135
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	129	-	129
Cross-currency interest rate swaps	-	4,550	-	4,550
Foreign exchange forward	-	8,659	-	8,659
Total derivative financial instrument used for hedging – receivable	-	13,338	-	13,338
Total financial assets at fair value	25,135	13,338	-	38,473
Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	4,789	-	4,789
Cross-currency interest rate swaps	-	30,154	-	30,154
Total derivative financial instruments used for hedging – payable	-	34,943	-	34,943
Total financial liabilities at fair value	-	34,943	-	34,943

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	At December 31, 2017, securities at fair value through OCI for $2,955 were reclassified from level 2 to level 1 of the fair value hierarchy given that Bloomberg's valuation "BVAL" for these values increased from 7 (in 2016) to 10 (in 2017).

.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	September 30, 2018
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	792,952	792,952	-	792,952	-
Acceptances	24,232	24,232	-	24,232	-
Interest receivable	45,367	45,367	-	45,367	-
Securities at amortized cost (2)	77,562	76,712	63,915	-	12,797
Loans, net (1)	5,577,843	5,850,112	-	5,850,112	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,777,535	2,777,535	-	2,777,535	-
Acceptances	24,232	24,232	-	24,232	-
Interest payable	23,427	23,427	-	23,427	-
Short-term borrowings and debt	1,237,603	1,239,864	-	1,239,864	-
Long-term borrowings and debt, net	1,423,952	1,449,887	-	1,449,887	-

	December 31, 2017
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	672,048	672,048	-	672,048	-
Acceptances	6,369	6,369	-	6,369	-
Interest receivable	30,872	30,872	-	30,872	-
Securities at amortized cost (2)	68,934	69,006	50,581	8,447	9,978
Loans, net (1)	5,419,379	5,520,604	-	5,520,604	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,928,844	2,928,844	-	2,928,844	-
Acceptances	6,369	6,369	-	6,369	-
Interest payable	15,816	15,816	-	15,816	-
Short-term borrowings and debt	1,072,723	1,072,483	-	1,072,483	-
Long-term borrowings and debt, net	1,138,844	1,158,534	-	1,158,534	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans at amortized cost is net of the allowance for expected credit losses of $139.3 million and unearned interest and deferred fees of $7.4 million for September 30, 2018; allowance for expected credit losses of $81.3 million and unearned interest and deferred fees of $5.0 million for December 31, 2017.

(2)	The carrying value of securities at amortized cost is net of the allowance for expected credit losses of $0.1 million as of September 30, 2018 and $0.2 million as of December 31, 2017.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions

During the reporting periods, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	Three months ended September 30,
	2018	2017	2016
Expenses:
Compensation costs paid to directors	214	218	252
Compensation costs paid to executives	472	246	346

	Nine months ended September 30,
	2018	2017	2016
Expenses:
Compensation costs paid to directors	425	441	491
Compensation costs paid to executives	3,960	1,636	3,696

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

21.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed a Risk Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Executive Committee.

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Management Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank ‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division.

The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations).

The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. To avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

The Bank has exposure to the following risk from financial instruments:

Credit risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Credit risk (continued)

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established using a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss because of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, considering any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired.

The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate time when a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value. With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Credit risk (continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio to maintain an adequate long-term funding structure.

Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Liquidity risk (continued)

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	September 30, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	792,952	-	-	-	-	-	792,952
Investment securities	1,650	12,975	18,045	60,336	-	-	93,006
Equity investments	-	-	-	-	-	5,527	5,527
Loans	1,880,751	918,042	1,076,886	1,786,219	62,620	-	5,724,518
Unearned interest and deferred fees	(843)	(1,243)	(22)	(4,901)	(348)	-	(7,357)
Allowance for expected credit losses	(44,078)	(7,099)	(7,284)	(63,616)	(17,241)	-	(139,318)
Other assets	58,573	12,733	15,185	2,029	1,495	1,415	91,430
Total	2,689,005	935,408	1,102,810	1,780,067	46,526	6,942	6,560,758

Liabilities
Deposits	2,112,392	366,462	298,681	-	-	-	2,777,535
Other liabilities	282,509	477,113	801,028	1,159,765	67,342	6,515	2,794,272
Total	2,394,901	843,575	1,099,709	1,159,765	67,342	6,515	5,571,807

Confirmed letters of credit	76,352	116,479	2,060	-	-	-	194,891
Stand-by letters of credit and guaranteed – Commercial risk	18,476	36,466	66,540	23,919	-	-	145,401
Credit commitments	74,834	65,000	-	75,714	-	-	215,548
Total	169,662	217,945	68,600	99,633	-	-	555,840
Net position	124,442	(126,112)	(65,499)	520,669	(20,816)	427	433,111

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Liquidity risk (continued)

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	672,048	-	-	-	-	-	672,048
Investment securities	700	279	7,000	77,688	-	-	85,667
Equity investments	-	-	-	-	-	8,402	8,402
Loans	1,926,787	1,175,801	922,711	1,386,161	94,198	-	5,505,658
Unearned interest and deferred fees	(472)	(479)	(223)	(3,546)	(248)	(17)	(4,985)
Allowance for expected credit losses	(35,787)	(6,302)	(8,208)	(24,827)	(6,170)	-	(81,294)
Other assets	31,282	8,635	13,175	3,819	9,398	15,942	82,251
Total	2,594,558	1,177,934	934,455	1,439,295	97,178	24,327	6,267,747

Liabilities
Deposits	1,722,041	411,158	571,500	224,145	-	-	2,928,844
Other liabilities	806,547	151,090	291,694	979,958	66,802	-	2,296,091
Total	2,528,588	562,248	863,194	1,204,103	66,802	-	5,224,935

Confirmed letters of credit	169,042	101,403	3,004	-	-	-	273,449
Stand-by letters of credit and guaranteed – commercial risk	18,687	72,080	77,952	257	-	-	168,976
Credit commitments	-	15,000	-	30,000	578	-	45,578
Total	187,729	188,483	80,956	30,257	578	-	488,003
Net position	(121,759)	427,203	(9,695)	204,935	29,798	24,327	554,809

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Market risk (continued)

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, securities held to maturity and financial instruments through OCI, short- and long-term borrowings and debt, derivatives and financial liabilities through profit or loss. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

September 30, 2018	+200 bps	4,124
	-200 bps	(3,037)

September 30, 2017	+200 bps	20,732
	-200 bps	(5,018)

September 30, 2016	+200 bps	8,673
	-200 bps	(8,206)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of September 30, 2018 and December 31, 2017. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	September 30, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Investments securities	1,611	12,959	18,044	60,392	-	93,006
Equity investments	-	-	-	-	5,527	5,527
Loans	4,188,420	885,102	426,030	214,373	10,593	5,724,518
Total	4,190,031	898,061	444,074	274,765	16,120	5,823,051

Liabilities
Deposits	2,034,263	366,460	298,681	-	-	2,699,404
Securities sold under repurchase agreements	-	11,536	28,231	-	-	39,767
Short and long-term borrowings and debt, net	1,945,586	152,616	92,522	410,118	60,713	2,661,555
Total	3,979,849	530,612	419,434	410,118	60,713	5,400,726
Total interest rate sensibility	210,182	367,449	24,640	(135,353)	(44,593)	422,325

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Investments securities	700	279	7,000	77,688	-	85,667
Equity investments	-	-	-	-	8,402	8,402
Loans	4,067,639	952,542	301,334	173,550	10,593	5,505,658
Total	4,068,339	952,821	308,334	251,238	18,995	5,599,727

Liabilities
Deposits	2,242,220	305,415	197,060	102,085	-	2,846,780
Short and long-term borrowings and debt, net	1,585,145	2,538	85,232	482,814	55,838	2,211,567
Total	3,827,365	307,953	282,292	584,899	55,838	5,058,347
Total interest rate sensibility	240,974	644,868	26,042	(333,661)	(36,843)	541,380

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Market risk (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated using derivatives, which, although perfectly covered economically, may generate a certain accounting volatility.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	September 30, 2018
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	4.0496	1.1610	113.635	2972	18.7103	-	-

Assets
Cash and cash equivalent	762	16	2	45	7,087	115	8,027
Equity investments	-	-	-	-	-	-	-
Loans	-	-	-	-	207,183	-	207,183
Total	762	16	2	45	214,270	115	215,210

Liabilities
Borrowings and deposit placements	-	-	-	-	213,402	-	213,402
Other Liabilities	-	-	-	-	-	-	-
Total	-	-	-	-	213,402	-	213,402

Net currency position	762	16	2	45	868	115	1,808

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Swiss franc, Pound sterling, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Market risk (continued)

Currency risk (continued)

	December 31, 2017
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.31	1.20	112.66	2,985.78	19.67	-	-

Assets
Cash and cash equivalent	87	2	4	91	369	75	628
Equity investments	168	-	-	-	-	-	168
Loans	-	-	-	-	143,182	-	143,182
Total	255	2	4	91	143,551	75	143,978

Liabilities
Borrowings and deposit placements	-	-	-	-	143,661	-	143,661
Total	-	-	-	-	143,661	-	143,661

Net currency position	255	2	4	91	(110)	75	317

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Risk management (continued)

Capital management (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	September 30, 2018	December 31, 2017
Tier 1 capital	992,664	1,048,304

Risk weighted assets	5,731,405	5,601,518
Tier 1 capital ratio	17.32%	18.71%

22.	Applicable laws and regulations

Liquidity index

The Rule No. 4-2008 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the date of the report. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits Received)

As of September 30, 2018, and December 31, 2017, the percentage of the liquidity index reported by the Bank to the regulator was 87.02% and 88.78%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions , weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted according to their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted according to their risks.

As of September 30, 2018, the Bank's total capital adequacy ratio is 17.32%, which is in compliance with the capital adequacy indexes required by the Banking Law in the Republic of Panama.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Specific provisions

The Rule No. 4-2013, modified by Rule No. 8-2014, indicates that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of guarantee; and a weighting table that applies to the net balance subject to loss of such credit facilities.

In Article 34 of this Rule, it establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 2%, substandard 15%, doubtful 50%, and unrecoverable 100%.

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted as a regulatory credit reserve in Stockholder’s Equity and will increases or decreases with allocations towards the retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

Based on the classification of risks, real guarantees and in accordance with Rule No. 04-2013 of the Superintendence of Banks of Panama, the Bank classified the loan portfolio as follows:

	September 30, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,526,524	-	-	83,976	-	2,610,500
Banks:
Private	2,452,756	-	-	-	-	2,452,756
State-owned	537,270	-	-	-	-	537,270
	2,990,026	-	-	-	-	2,990,026
Others	88,992	-	-	-	35,000	123,992
Total	5,605,542	-	-	83,976	35,000	5,724,518

Loans provision:
Specific	-	-	-	61,875	22,750	84,625
Total	-	-	-	61,875	22,750	84,625

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Specific provisions (continued)

	December 31, 2017
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,582,354	-	23,759	-	-	2,606,113
Banks:
Private	2,083,795	-	-	-	-	2,083,795
State-owned	573,649	-	-	-	-	573,649
	2,657,444	-	-	-	-	2,657,444
Others	207,101	-	-	-	35,000	242,101
Total	5,446,899	-	23,759	-	35,000	5,505,658

Loans provision:
Specific	-	-	7,238	-	17,500	24,738
Total	-	-	7,238	-	17,500	24,738

As of September 30, 2018, and December 31, 2017, the total restructured loans amounted to $28,440 and $32,924, respectively.

Non-accruing loans are presented by category as follows:

	September 30, 2018
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	83,976	35,000	118,976
Total	-	-	-	83,976	35,000	118,976

	December 31,2017
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	23,759	-	35,000	58,759
Total	-	-	23,759	-	35,000	58,759

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Specific provisions (continued)

	September 30, 2018	December 31, 2017
Non-accruing loans:
Private corporations	83,976	23,759
Middle-market companies	35,000	35,000
Total non-accruing loans	118,976	58,759
Interests that would be reversed if the loans had been classified as non-accruing loans	4,583	3,257
Income from collected interest on non-accruing loans	1,381	551

Credit risk coverage - dynamic provision

The Superintendence of Banks of Panama by means of the Rule No. 4-2013, which governs as of June 30, 2014 and repeals in all its parts the Rule No. 6-2000 and all its amendments, establish the compulsory constitution of a dynamic provision in addition to the specific provision as part of the total provisions for credit risk coverage.

The dynamic provision is an equity consignment associated to the regulatory capital, but does not replace or offset the capital adequacy requirements established by the Superintendence of Banks of Panama. The Rule in Article 50, numeral 2, establishes the period of adjustment where banks must ensure that they have the minimum percentages of risk-weighted assets, without prejudice to the Bank's decision to apply the corresponding amount in accordance with what establishes Article 37 of this Rule.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology of the identified differences that rise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures require to be included in the notes to the consolidated financial statements.

The parameters established in this methodology are the following:

1.	“The calculations of how the accounting balances would be applied in accordance to IFRS and the prudential standards issued by the Superintendence of Banks of Panama will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the Bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the bank, the effect of the application of IFRS will be recorded in profit and loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated in the retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in numeral 3 of this Rule may not be reversed against the retained earnings as long as there are differences between the IFRS and the originated prudential regulations”.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision (continued)

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the Superintendence of Banks of Panama has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendence of Banks of Panama to comply with the requirements of the Rule No. 4-2013.

As of September 30, 2018, and December 31, 2017, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the Superintendence of Banks of Panama is $108,781 and $ 129,254. respectively, taken in full from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted to distributing dividends in order to comply with local regulatory. As follows, the detail:

	September 30, 2018	December 31, 2017
Dynamic provision	108,756	108,756
Regulatory credit reserve	25	20,498
	108,781	129,254

23.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 US dollar cent per share corresponding to the third quarter of 2018. The cash dividend was approved by the Board of Directors at its meeting held on October 23, 2018 and it is payable on November 20, 2018 to the Bank’s stockholders as of November 06, 2018 record date.